United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________

FORM 11-K
____________________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                   TO

COMMISSION FILE NUMBER: 001-35092

____________________________________________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXACT SCIENCES CORPORATION 401(K) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXACT SCIENCES CORPORATION
5505 Endeavor Lane,
MADISON, WI 53719

EXACT SCIENCES CORPORATION 401(K) PLAN

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of Exact Sciences Corporation 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Exact Sciences Corporation 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
June 24, 2025

We have served as the Plan’s auditor since 2021.

EXACT SCIENCES CORPORATION 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023

	December 31,
	2024	2023
Assets
Mutual funds	$175,185,573	$143,411,461
Common collective trusts	422,421,871	351,408,861
Exact Sciences Corporation common stock	101,115,631	105,309,604
Investments, at fair value	698,723,075	600,129,926

Employer contributions receivable	43,943,983	40,578,015
Participant loans receivable	6,109,361	4,853,974
Other receivable	4,715	7,529
Total assets	748,781,134	645,569,444

Liabilities	—	—

Net assets available for benefits	$748,781,134	$645,569,444
See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2024

2024
Additions
Investment income (loss)
Interest and dividend income	$5,973,354
Net appreciation in fair value of investments	34,218,522
Total investment income (loss)	40,191,876

Interest from participant loans receivable	440,621

Contributions
Participant	74,510,067
Employer	43,919,534
Rollover	16,488,579
Total contributions	134,918,180
Total additions	175,550,677

Deductions
Benefits paid directly to participants	72,108,181
Administrative expenses	230,806
Total deductions	72,338,987

Net increase	103,211,690

Net assets available for benefits, beginning of year	645,569,444
Net assets available for benefits, end of year	$748,781,134
See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan
The following description of the Exact Sciences Corporation 401(k) Plan and its related trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which was established by Exact Sciences Corporation (the “Company”) on January 1, 1998, and provides for elective contributions on the part of the participating employees and employer matching contributions in a discretionary amount, generally up to 6% of employees’ eligible compensation within limits established by the Internal Revenue Code of 1986 (“IRC”). The Plan extends coverage to each U.S. employee of the Company and participating subsidiaries. Independent contractors are excluded from coverage. The Plan has designated the Company as the Plan Administrator, and the Company has delegated administrative responsibilities to the Exact Sciences Benefits Committee and investment responsibilities to the Exact Sciences 401(k) Investment Committee. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and provisions of the IRC as it pertains to plans intended to qualify under IRC Section 401(a).
Plan Amendments and Addendums
Effective as of November 12, 2024, Plan operations were updated to include distribution options related to domestic abuse and qualified disasters. The updates were made pursuant to the Setting Every Community Up for Retirement Enhancement 2.0 Act of 2022 ("SECURE 2.0").
Contributions
Plan participants are permitted to make contributions, either pre-tax or Roth contributions, in specified percentages of their annual eligible compensation, subject to certain additional limitations under the IRC. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate, on a prospective basis, at any time. The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch-up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $7,500 during 2024.
Effective March 1, 2018, the Plan activated automatic enrollment. Under the automatic enrollment provision, an initial pre-tax deferral contribution of 6% is made for (a) newly eligible employees 30 days after such employee’s date of hire, but no sooner than such employee’s entry date and (b) each eligible employee having a reemployment commencement date on the later of 30 days from the date of rehire or their entry date. Employees are permitted to opt out of automatic enrollment.
The Company may make matching contributions in a discretionary amount determined each year. For the year ended December 31, 2024, matching contributions were made in shares of the Company’s common stock equal to 100% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation, and within limits established by ERISA and the IRC. Matching contributions are made once a year following the Plan year to the participant's account, provided that, the participant is employed by the Company as of the last day of the Plan year or meets any applicable exceptions to continuing eligibility requirements.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Participants’ Accounts
Each participant’s account is credited with the elective contributions made by that participant and the employer matching contributions made by the Company with respect to the participant. The participating employees direct the investment of their elective contributions credited to their account into one or more of the investment choices which have been made available to them. Matching contributions are made in the Company’s common stock but the participants have the option to redirect the investment of the matching contributions credited to their accounts into one or more of the investment choices which have been made available to them. Voting rights are retained by the participants holding the Company’s common stock. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employees individually enroll in the investment funds of their choice and the investment results directly affect their investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s tax qualified plan).
The Plan provides participants the opportunity to transfer amounts, including earnings, from the vested portion of certain non-Roth accounts under the Plan into a Roth In-Plan Conversion Account. This transfer, called a Roth In-Plan Conversion, converts non-Roth amounts into Roth amounts. Generally, participants may transfer vested amounts, including earnings.
Vesting
The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions is fully vested at all times. Vesting of other amounts (e.g., fully vested rights to the portion of a participant’s account arising from employer matching contributions) occurs after the participant’s period of service reaches one year, except as otherwise provided in the Eligibility, Service and Vesting Addendum for participants whose accounts were merged into the Plan. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested in the event of retirement, death or disability while employed.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and the IRC, and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the vested portion of his or her account and consequently forfeits the non-vested balance or in which a terminated participant who does not elect to receive distribution incurs a five-year break in service. If a terminated participant resumes employment with the employer within five years subsequent to the termination date, forfeited amounts may be restored to his or her account. For the year ended December 31, 2024, $150,465 was forfeited from participants’ non-vested accounts. In 2024, $81,704 was used from the forfeiture account to pay permissible Plan expenses. As of December 31, 2024, and 2023, $191,286 and $144,292 remained in the forfeiture account, respectively.
Payment of Benefits
Benefits are generally payable following a participant’s termination of employment, death or disability. Benefits are generally payable in a lump sum but may also be paid in installments or through partial withdrawals. Upon demonstration of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Administrative Expenses
All of the Plan’s administrative expenses, primarily comprised of the costs related to printing and mailing communications to participants, and audit and legal fees, are paid by the Company to the extent not paid with forfeitures, with the exception of administrative expenses for terminated employees. All investment related expenses are paid by the participants.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities including mutual funds, common collective trusts and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Participant Loans Receivable
The Plan allows participants to borrow up to the lesser of half of his or her vested account balance or $50,000. Loans are repaid via after-tax payroll deductions over a period of 60 months. If the loan is for the purchase of a principal residence, the participant may extend to a period of 120 months. Interest rates are set at the date of the loan at the prime rate plus 2% on the first day of the month in which the loan is taken. Interest rates range from 4.25% to 10.50% for loans outstanding at December 31, 2024. Upon termination, participants may contact the Plan's recordkeeper to make arrangements to continue to make loan payments. Any default in repayment will result in a taxable distribution to the participant. Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements
The following provides a description of the three levels of input that may be used to measure fair value under Accounting Standards Codification 820, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.
Level 1 — Quoted prices available in active markets for identical assets or liabilities;
Level 2 — Inputs other than Level 1 inputs that are directly or indirectly observable;
Level 3 — Unobservable inputs in which little or no market data exists
The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy as of December 31, 2024, and 2023:

	Fair Value Measurement at December 31, 2024
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2024

Mutual funds	$175,185,573	$—	$—	$175,185,573
Exact Sciences Corporation common stock	101,115,631	—	—	101,115,631
Total investments at fair value	$276,301,204	$—	$—	$276,301,204
Investments at net asset value*				422,421,871
Total investments				$698,723,075

	Fair Value Measurement at December 31, 2023
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2023

Mutual funds	$143,411,461	$—	$—	$143,411,461
Exact Sciences Corporation common stock	105,309,604	—	—	105,309,604
Total investments at fair value	$248,721,065	$—	$—	$248,721,065
Investments at net asset value*				351,408,861
Total investments				$600,129,926

*The investment in common collective trusts are measured at fair value using the net asset value per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

The following are descriptions of the composition and valuation of Plan assets measured at fair value:
Mutual Funds — Mutual funds consist of publicly traded funds of registered investment companies. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded in an active market.
Common Collective Trusts - Valued at the net asset value (NAV) of the units held by the Plan which are based on the quoted market prices of the underlying securities of the funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Common Collective Trusts have (1) no unfunded commitments, and (2) generally permit a daily redemption frequency but may require a redemption notice period of up to 12 months as of December 31, 2024 and 2023.
Exact Sciences Corporation Common Stock - The Exact Sciences Corporation common stock fund contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price. As a result, the fair value of the stock is classified in its entirety as Level 1 within the valuation hierarchy.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Benefits
Benefits are recorded when paid.
Party-in-Interest Transactions
Some of the registered investment companies the Plan invests in are managed by affiliates of the Fidelity Management Trust Company. Fidelity Management Trust Company acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s common stock. Therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA.
The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
Concentration of Investments
Included in investments at December 31, 2024, and 2023 are 1,799,480 and 1,423,446 shares of the Company’s common stock amounting to $101,115,631 and $105,309,604, respectively. This investment represents 14% and 18% of total investments at December 31, 2024, and 2023, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits. During the year ended December 31, 2024, purchases of Exact Sciences common stock by the Plan totaled $146,970,570 and sales of Exact Sciences common stock by the Plan totaled $15,358,596.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

3.    Income Tax Status
The Plan has adopted the Fidelity Non-Standardized Pre-Approved Profit Sharing Plan with CODA. The Fidelity Non-Standardized Pre-Approved Profit Sharing Plan received a favorable opinion letter from the Internal Revenue Service (“IRS”) on June 30, 2020, stating that the Fidelity Non-Standardized Pre-Approved Profit Sharing Plan is qualified, under the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since the aforementioned date of the opinion letter. However, the Plan administrator believes that the Plan is currently designed, and being operated in, compliance with the applicable requirements of the IRC. The plan administrator performed corrective measures under the Employee Plans Compliance Resolution System (EPCRS) to address identified compliance issues.and the related trust was tax-exempt as of the financial statement date and no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. the Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2019.
4.    Trustee and Custodian
The funds of the Plan are maintained under a Trust with the Fidelity Management Trust Company as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.
The Custodian of the Plan for the year ended December 31, 2024 and 2023 was Fidelity Management Trust Company. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.
5.    Termination
Although it has not expressed any intent to do so, the Company has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.
6.    Subsequent Events
Effective January 1, 2025, the Plan was amended to update intern eligibility. Interns will now be eligible to participate in the Plan upon reaching age 21 and completing 12 months of eligibility service, as outlined in the revised Eligibility, Service, and Vesting Addendum. Also, effective January 1, 2025, Plan operations were updated to permit additional catch-up contributions for participants who reach the ages of 60 to 63 during the taxable year and to permit two additional SECURE 2.0 distribution options: distributions relating to emergency expenses and qualified birth or adoptions. Effective May 1, 2025, the Plan was amended to allow after-tax contributions, which are capped at $20,000 per Plan year.

Exact Sciences Corporation 401(k) Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2024
EIN 02-0478229
Plan # 001

	(b)	(c) Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value

	Mutual funds
*	Fidelity Investments	Fid US Bond Idx	**	$4,721,153
*	Fidelity Investments	Fid Mid Cap Idx	**	15,312,374
*	Fidelity Investments	Fid Real Est Idx	**	2,926,913
*	Fidelity Investments	Fid Sm Cap Idx	**	11,370,301
*	Fidelity Investments	Fid Total Mkt Idx	**	73,486,080
*	Fidelity Investments	Fid Infl PR BD Idx	**	1,780,625
*	Fidelity Investments	Fid Total Bond K6	**	2,943,742
	Goldman Sachs Asset Management	GS Emerg Mkts EQ R6	**	3,643,362
	Macquarie	Mgl Mid Cp Gr I	**	5,194,741
	T. Rowe Price	TRP Retire BAL I	**	654,438
	T. Rowe Price	TRP Retire 2005 I	**	409,038
	T. Rowe Price	TRP Retire 2010 I	**	939,562
	T. Rowe Price	TRP Retire 2015 I	**	1,047,295
	T. Rowe Price	TRP Retire 2020 I	**	6,375,950
	Federated Investors, Inc.	Fed IS HighYLD BD R6	**	2,286,868
	T. Rowe Price	TRP Overseas Stock I	**	6,082,853
	Goldman Sachs Asset Management	GS Intl SM CP Ins R6	**	1,853,524
	BlackRock	Blkrk Global Alloc K	**	2,026,676
	Invesco	Invs Comstock R6	**	7,683,083
	J.P. Morgan Asset Management	UM Behavioral Val R6	**	3,674,624
	Columbia Threadneedle Investments	Col Contran Core I3	**	12,050,088
	Columbia Threadneedle Investments	Col SEL Mid CP VL I3	**	3,733,736
	American Funds U.S. Government Securities Fund	AF US Govt SEC R6	**	1,103,478
	Clearbridge Investments	CBA SM CAP GR IS	**	3,885,069

	Common collective trusts
	Putnam Investments	Putnam Stable Value Fund	**	8,932,955
	T. Rowe Price	TRP Retire 2025 F	**	19,222,220
	T. Rowe Price	TRP Retire 2030 F	**	42,618,034
	T. Rowe Price	TRP Retire 2035 F	**	49,958,706
	T. Rowe Price	TRP Retire 2040 F	**	65,713,422
	T. Rowe Price	TRP Retire 2045 F	**	60,256,087
	T. Rowe Price	TRP Retire 2050 F	**	61,926,066
	T. Rowe Price	TRP Retire 2055 F	**	58,784,711
	T. Rowe Price	TRP Retire 2060 F	**	34,106,312
	T. Rowe Price	TRP Retire 2065 F	**	5,734,134
	Franklin Templeton Investments	GG Franklin Growth R	**	15,169,224

	Company stock
*	Exact Sciences Corporation Common Stock	Company stock	**	$101,112,778
*	Exact Sciences Corporation	Stock Purchase Account	**	2,853
	Investments, at fair value			$698,723,075

	Other receivables			$4,715

*	Loans to participants	Interest rates ranging from 4.25% to 10.50% due between 2023 and 2039	—	$6,109,361

	Total			$704,837,151

*    Party-in-interest to the Plan
**    Participant directed investment, cost not required to be reported.

See accompanying notes to the financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Exact Sciences Corporation 401(k) Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

EXACT SCIENCES CORPORATION 401(K) PLAN

By:	/s/ Kyle Stacey
Kyle Stacey
Authorized Plan Representative

Date: June 24, 2025

EXHIBIT INDEX

Exhibit Index No.	Description

23.1	Consent of PricewaterhouseCoopers, LLP